

ANNUAL REPORT

April 2017



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VIGILANTE GAMING BAR, LLC

This Annual Report (this "**Disclosure**") is furnished with respect to the certain securities ("**Securities**") offered and sold by Vigilante Gaming Bar, LLC, a Texas limited liability company (**"Vigilante"** or the "**Issuer**") through the crowdfunding portal available at www.nextseed.co and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

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I.   SUMMARY OF BUSINESS

SUMMARY OF ISSUER'S LEGAL STATUS

Name of Issuer	Vigilante Gaming Bar, LLC
Legal Status of Issuer	Limited liability company
Jurisdiction of Organization	Texas
Date of Incorporation	07/14/2015
Physical Address of Issuer	7010 Easy Wind Dr, Austin, TX 78752
Number of Employees	35

SUMMARY OF ISSUER'S BUSINESS PLAN

Vigilante will be a full-service bar and restaurant devoted to board gaming and nerd culture. We will be Austin's new, go-to spot for social gaming, from fun and hilarious party games to modern euro games. Our custom furniture and fixtures, gaming-tailored food and beverage menu, and extensive game library will have something for everyone.

Vigilante will be a sophisticated home away from home (with a far better beer selection) where people can return again and again to play their favorite games, hang out with friends and make new ones.

Our business choices have been guided by extensive online surveys via our web following. Our growing partnerships with local game retailers and designers have given us unique opportunities for marketing and product acquisition. Upon opening, we will be thrilled to provide our growing community with quality events (game of the week nights, playtesting nights, nerd trivia, social gamer happy hours) as well as a variety of whacky, fun social events (Bars Against Humanity, James Bond Themed Poker Nights, Murder Mysteries and more).

Vigilante has leased 3800 square feet at 7010 Easy Wind Drive. We are building this empty retail shell into a full service establishment, complete with bar, a 150 seat dining area, two private rooms and a full commercial kitchen. We anticipate hiring a minimum staff of 26 individuals with operating hours to be Monday to Sunday, 11am to 2am. Our goal is to generate 1600 covers a week at $20 per cover to generate $1.6 million a year in revenue.

II.   DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

Vigilante opened its doors to the public on February 17th, 2017. Since then we have served over 9000 covers, conducted over $150,000 in business, and received strong reviews from both local Austin critics and from our patrons online. We continue to hone and refine our menu, service structure, and business practices to grow our new business into an Austin staple.

EXISTING SECURITIES AS OF END OF 2016

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Interests (*"Equity Interests"*)	6,000,000	4,375,975	One vote per unit in accordance with the limited liability company agreement (the "*LLC Agreement*") of the Issuer	Right of first refusal with respect to any proposed transfer of any membership interests in accordance with the LLC Agreement
NextSeed Notes	$150,000	$120,000	None	Set forth in the note purchase agreement among the Issuer and the Investors
Series AA Units ("*Preferred Equity Interests*")	4,000,000	3,604,125 ($490,000)	One vote per unit in limited circumstances in accordance with the LLC Agreement	Priority in distributions over holders of Equity Interests

The three Key Persons' ownership of Equity Interests are as follows:

- Philip Kromer: 1,556,753 units
- Preston Swincher: 2,103,750 units
- Zack Daschofsky: 714,472 units

Previous Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
NextSeed Notes	Section 4(a)(6)	$75,000 - $150,000	$120,000	Buildout of the restaurant
Preferred Equity Interests	Regulation D	4,000,000	3,604,125	Buildout of the restaurant

Note: The securities identified herein, Equity Interests and Preferred Equity Interests of the Issuer, are distinct from the Securities offered to investors through the Offering. While the holders of Equity Interest or Preferred Equity Interests may amend the LLC Agreement by majority vote, the Securities are debt securities and their terms, governed solely by the NPA and the accompanying Notes, will not be materially limited, diluted or qualified by the rights of the holders of Equity Interests or Preferred Equity Interests identified above.

MATERIAL TERMS OF ANY INDEBTEDNESS AS OF END OF 2016

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Philip Kromer	$150,000	4.0%	November 31, 2019*	Convertible note

* The indebtedness under this convertible note will be subordinated to the amounts owed to investors purchasing Securities. This means that, despite the referenced maturity date, such investors have the right to be paid in full before the principal under this convertible note can be paid.

III.   KEY PERSONS

OFFICERS OF THE ISSUER

Preston Swincher

Chief Executive Officer*, July 2015 - Present*

Preston Swincher is the CEO and Founding Visionary of Vigilante. His obsessive attention to detail, deep commitment to the patron experience and passion for hospitality and gaming have defined and guided the Vigilante vision.

Mr. Swincher graduated from Texas Christian University with a BBA in Entrepreneurial Management and a BFA in theatre. He was one of the inaugural Front of House Managers for the award winning AT&T Performing Arts Center in Dallas, Texas, a $350 million dollar multi venue facility. He helped design the customer service policies and procedures of the center, created the arts center Docent Program, hired and trained over 40 part-time employees and 5000 volunteers, managed Front of House operations for a 2200 seat opera house and 600 seat theatre, and transformed stressful customer service situations into positive, memorable experiences for million dollar donors.

For the past four years Mr. Swincher has worked across the country as an independent professional keynote speaker and consultant on Generations Y employees and markets. His invaluable insight into consumer thought processes and the desires of young employees has improved hundreds of businesses and organizations across dozens of industries.

Mr. Swincher now passionately seeks to redefine how patrons socialize over food, drink and games. He coordinates Vigilante's design/build, originates customer policies and procedures, is the face for Vigilante's social media outreach and drives the crucial community partnerships needed for Vigilante's success.

Philip "Flip" Kromer

Keeper of the Games*, July 2015 - Present*

As President, Philip "Flip" Kromer leverages his professional background to provide invaluable insight into startup operations, fundraising, and investor relations. He is also designing the ingenious custom fixtures and furniture of Vigilante, elevating our patron's experience through novel electronics, programs, and mechanical designs. Driven by a vision for practical magic on the restaurant floor, his work enables Vigilante to fully integrate gaming culture with bar culture.

Mr. Kromer has a background in building tools that unify, visualize and explore rich data. Mr. Kromer previously founded infochimps.com, the leading big data platform in the cloud. An accomplished data scientist, he is the author of "Big Data for Chimps" and has spoken at South by Southwest, Hadoop World, Strata, NIST and CloudCon, and contributed a case study chapter to "Hadoop: The Definitive Guide."

Mr. Kromer's business experience in the last three years includes:

- **Computer Sciences Corporation**, Austin, TX
  Senior Principal Technical Architect, 2013-2015

- **InfoChimps**, Austin, TX
  Cofounder & Chief Technology Officer, 2009-2013

Zack Daschofsky

Director of Marketing*, July 2015 - Present*

Zack Daschofsky is the mind behind Vigilante's marketing and branding strategy, and oversees the social and online promotion of the business, building a local, excited and active fan base for a bar that has yet to pour its first beer.

Mr. Daschofsky holds a Bachelor of Science from the University of Texas' prestigious Public Relations/ Business Foundations Program, and has years of experience in the worlds of PR and marketing, where he's worked for Phillips & Company, AMD and One Source Networks. His current 9-5 is at Chaotic Moon Studios (part of Accenture Interactive) in Austin, Texas, where he serves as Marketing Manager for the marketing and R&D department and focuses on digital marketing operations, including website management, video and content creation, inbound lead nurturing, drip marketing and email campaigns, digital advertising, event management, sales collateral and more.

Besides the experience and technical know-how, Daschofsky--as an excellent communicator, true people person and self-proclaimed "nerd" --brings a knowledge and understanding of Vigilante's target customers and a demonstrable ability to relate and appeal to an audience and community that he, himself, is a proud part of. This, combined with his excitement for the business and true passion for gaming, makes him the perfect pointman for spreading the Vigilante gospel and sharing the brand with Austin and, eventually, the world.

Mr. Daschofsky's business experience in the last three years includes:

- **Accenture, LLP**, Austin, TX
  Senior Marketing Specialist, February 2014-Present

- **One Source Networks**, Austin, TX
  Senior Marketing Specialist, December 2011-November 2014

IV.   FINANCIAL STATEMENTS

BALANCE SHEET

	December 31, 2016	December 31, 2015
Cash and cash equivalents	$70,980	$137,188
Accounts receivable	0	0
Other Assets	644,538	12,486
Total Assets	$715,508	$149,674
Short-term debt	28,181	12,522
Long-term debt	274,430	150,000
Total Liabilities	$302,612	$162,522
Members' Equity	412,896	-12,848
Total Liabilities and Members' Equity	$715,508	$149,674

STATEMENT OF INCOME

	Twelve months ending December 31, 2016	Twelve months ending December 31, 2015
Revenues/Sales	-	-
Cost of Goods Sold	-	-
Gross Margin	-	-
Operating Expenses	$86,896	$12,848
Taxes Paid	-	-
Net Income	-25,780	-$12,848

V.   RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Administrative Risks

Any operational growth experienced by the Issuer will place additional demands on the Issuer's administrative, management and financial resources. If the Issuer's management does not effectively manage growth, the Issuer's operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on the ability to continue increasing our customer base, as well as retaining existing customers.

Industry Risks

The bars and restaurants industry is viewed as a high risk industry. Fads in decor, food, alcohol and social environments often dictate the current market. Furthermore, food and beverage expertise is often emphasized over crucial marketing expertise to bring a concept to success. In addition, the Issuer will face significant competition from other restaurants, bars and lounges, which could adversely affect business and financial performance. The Issuer will compete with other independently owned restaurants, bars and lounges, and chain restaurants, bars and lounges for guests, restaurant locations, experienced management and staff. The restaurant industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The restaurant industry in Austin area is highly competitive in terms of type and quality of food, quality of service, restaurant location, atmosphere and price.

Vigilante will diligently pursue an up-to-date menu and beverage selection to stay relevant. To help maintain an exciting game library, the Issuer will leverage its partnership with Dragon's Lair (Austin's largest board game retailer) and its membership surveys to continually expand its collection into newly popular games. Finally, Vigilante's cofounders include a marketing expert who has already succeeded in generating and leveraging a phenomenal following for Vigilante long before opening. However, there is no guarantee that this following will translate to the success of Vigilante or its menu and beverage selection will be received favorably.

Finally, high product standards and cleanliness are crucial to the Issuer's success. While Vigilante team commits in training a disciplined staff with fastidious attention to detail, any lapse in the quality of products or cleanliness may negatively impact the growth of the Issuer.

Competition Risks

The market for bars and restaurants is competitive and the Issuer must compete with other established bars and restaurants. The Issuer competes with these other businesses on the basis of taste, quality and price of product offered, customer service, atmosphere, location and overall customer experience. Currently there are no other bars or restaurants focused on a board game theme in the Austin area, but the entrance of new competitors into the Issuer's markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, have been in business for a longer period of time or have greater name. Any inability to compete successfully with other restaurants and bars, shifts in consumer preferences away from board games or the Issuer's inability to develop new products or services that appeal to consumers may negatively affect revenues.

Business Risks

The Issuer's success depends, in part, upon the popularity of their products and the customer's experience. The Issuer intends to reinforce and extend positive brand perception. Any shortcomings in the Issuer's brand building initiatives or business incidents that diminish customer perceptions of the Issuer's brand could negatively impact revenues. If the Issuer overestimates the demand for its business or underestimates the popularity of competing restaurants, bars or lounges, the Issuer may not fully realize its anticipated revenue. The Issuer's business, financial condition and results of operations depends in part on the Issuer's ability to anticipate, identify and respond to changing consumer preferences. Any failure by the Issuer to anticipate and respond to changing guest preferences could make the Issuer's business less appealing and adversely affect business.

In addition, cost control is crucial to the success of any restaurant. To maintain a clear awareness of the state of its business, the Issuer has partnered with Restaurant Solutions Incorporated to help track costs at the ingredient level, who can help monitor the margins of its product offering with their industry expertise and software. The Issuer will be diligently monitoring the success of its products and will be unafraid to shift our offerings to more advantageous positions. Any failure by the Issuer to respond effectively may have a negative impact on its growth.

Furthermore, Vigilante is aware that its custom furniture and fixtures, designed in house, must be carefully maintained to assure the quality of our environment. The Issuer will be diligently checking on the state of repair for all of its custom elements to assure a consistent patron experience. Any delay or failure in maintaining the quality of its custom elements may negatively impact the Issuer.

Reputational Risks

Adverse publicity concerning the quality of the food and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

Cyclical Risks

The restaurant industry in Austin generally faces a slump during the summer months, when schools are not in session. This cyclical downturn may have a negative impact on the Issuer's business. Nonetheless, Vigilante anticipates a mitigated impact from a restaurant industry summer slump. The average age of the Issuer's target audience is 25-40 according to online surveys, putting the Issuer relatively outside the influence of schools. Furthermore, the Issuer's ability to generate event content will help sustain interest throughout the summer. Finally, as a board game centric establishment, the Issuer is not dependent on favorably cool Texas weather for patio activity or for people who are primarily active in cool weather; the target audience is largely people who enjoy being indoors. Regardless, there is no guarantee that the cyclical downturn during summer months in Austin area will not impact the Issuer's business.

Personnel Risks

The Issuer's management team is crucial to its success. Mr. Swincher has a proven track record of excellence in dealing with employees, stressful customer service situations, and designing service processes. The Issuer is also aware that it is crucial to hire the right manager to run the establishment. The Issuer is tapping our connections within the restaurant industry to find a strong, reliable match to round out the team; however, there can be no assurance that the Issuer will be able to find the right hire.

If any of the management team are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of the Issuer's leadership team or other key management personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. There can be no assurance that the Issuer will be able to successfully attract and retain the leadership team and other key management personnel needed.

Finally, the staff must be welcoming and encouraging of people and their varied, nerdy hobbies. Board games, tabletop role playing games, party games, and watching nerdy movies and TV shows are all activities that are often enjoyed at home. The staff must get patrons excited and make them feel safe while partaking in their inner nerd in a public space. While the Issuer plans to train its staff to act accordingly, there is no assurance that they will be able to attract patrons in this manner.

Labor Supply Risks

A primary component of the Issuer's operations is labor. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees, including restaurant managers and chefs. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

Market Conditions

The Issuer's success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. The Issuer will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. The Issuer's sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or the Issuer is forced to move its operations to a different location, revenues may be negatively impacted. The Issuer's success also depends on the popularity of its menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from the Issuer's business concept could negatively affect financial performance.

Development Risk

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project or timing of completion.

The Issuer cannot assure that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated.

Supply and Delivery Cost Risks

Supplies and prices of the various products used in the goods that the Issuer offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Issuer to shortages or interruptions in product supplies, which could adversely affect revenue and product. The Issuer does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect the Issuer's profitability. If the Issuer has long-term purchase commitments in excess of what the Issuer needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain food items are perishable, and the Issuer has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Issuer's vendors, suppliers or distributors are unable to fulfill their obligations to the Issuer's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Issuer could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Issuer's business, financial condition and results of operation.

Operational Risks

The Issuer is leasing its business location and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close a store in a desirable location.

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

The Issuer has entered a long-term lease. If the business closes or does not open, the Issuer would generally remain committed to perform its obligations under the applicable lease, which could include, among other things, payment of the base rent for the balance of the lease term. The obligation to continue making rental payments and fulfilling other lease obligations under the leases for a closed or unopened venue could have a material adverse effect on the business.

The Issuer is planning to open in Austin. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. The Issuer depends on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Issuer from other sources, the Issuer may not be able to meet its lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on the Issuer.

Financing Risks

The Issuer has not yet commenced operations and has not generated any revenue to date. In order to begin business operations, the Issuer will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if the Issuer does not obtain additional financing, including the financing sought in this offering, the business will likely fail.

Landlord Risks

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Food Safety Risks

The Issuer considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Issuer's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Issuer's store or those of competitors, could harm customers and otherwise result in negative publicity about the Issuer or the products the Issuer serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the Issuer could be forced to temporarily close. In addition, the Issuer may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

Alcohol Sale Risks

The Issuer is subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure by the Issuer to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business and its operating and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that the Issuer has not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction.

The Issuer is subject to state "dram shop" laws, which generally allow a person to sue the Issuer if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at the Issuer's. A judgment against the Issuer under a dram shop law could exceed the Issuer's liability insurance coverage policy limits and could result in substantial liability and materially adversely affect the Issuer's results of operations. The Issuer's inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, the Issuer could be adversely affected by negative publicity resulting from such laws.

Required Nutritional Disclosure Risks

Government regulation and consumer eating habits may impact the Issuer's business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the Issuer's menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the Issuer's menu offerings, or laws and regulations requiring the Issuer to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the Issuer's menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require the Issuer to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder the Issuer's ability to operate. The Issuer cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the Issuer's results of operations and financial position.

Legal Risks

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging customers from patronizing the Issuer. The Issuer may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Issuer cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Issuer's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Issuer be used to defend any claims.

Environmental Risks

The Issuer is subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from the Issuer's business. Environmental conditions relating to releases of hazardous substances at the Issuer's site could materially adversely affect the business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the Issuer's business, financial condition and results of operations.

Information Technology Risks

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

Regulatory Risks

Products and services offered by the Issuer are subject to regulation. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect the Issuer's operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. Neither the Issuer nor NextSeed guarantees loan payment or investor returns.

VI.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

AFFILIATED PARTY TRANSACTIONS

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
Philip Kromer	President	Convertible note to the Issuer	$150,000

OTHER MATTERS

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: **[URL]**

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

VIGILANTE GAMING BAR, LLC
BALANCE SHEET AS OF DECEMBER 31, 2016

ASSETS	
CURRENT ASSETS:	
CASH OPERATING ACCOUNT	$70,980
TOTAL CURRENT ASSETS:	**$70,980**
PROPERTY & EQUIPMENT:	
FURNITURE & FIXTURES	$44,816
ASSET PURCHASE FOR GAMES	$10,070
KITCHEN EQUIPMENT	$84,906
LEASEHOLD IMPROVEMENTS	$405,000
Operation Equipment	**$12,750**
TOTAL PROPERTY & EQUIPMENT:	**$557,542**
OTHER ASSET	
TOTAL OTHER ASSETS:	**$86,986**
TOTAL ASSETS:	**$715,508**
LIABILITIES & OWNERS EQUITY	
CURRENT LIABILITIES:	
Nextseed Current	$28,181
TOTAL CURRENT LIABILITIES	**$28,181**
LONG TERM DEBT:	
N/P FLIP KROMER	$188,415
N/P PRESTON SWINCHER	$790
Nextseed Long Term	$85,226
TOTAL LONG TERM DEBT:	**$274,430**
TOTAL LIABILITIES:	**$302,612**
PARTNERS EQUITY:	
CONTRIBUTED CAPITAL	$35,662
F KROMER EQUITY	$275,000
M KROMER EQUITY	$10,000
PARKS FAMILY EQUITY	$100,000
IRIDESCENT MOONBOW CAPITAL	$75,000
MATTHEW KROMER LIVING TRUST	$30,000
NET INCOME OR (LOSS):	-$112,766
TOTAL PARTNERS EQUITY:	**$412,896**
TOTAL LIABILITIES & EQUITY:	**$715,508**

APPENDIX A

OFFICER CERTIFICATION

Vigilante Gaming Bar, LLC

I, Preston Swincher, the Chief Executive Officer of Vigilante Gaming Bar, LLC, certify that the financial statements of the Vigilante Gaming Bar, LLC included in this Form are true and complete in all material respects.

Preston Swincher

Name: Preston Swincher
Title: Vigilante Gaming Bar, LLC